UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934


                             DNAPrint genomics, INC.
                         -------------------------------
                                (Name Of Issuer)


                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                  2332 4Q 10 3
                                  -------------
                                 (CUSIP Number)

                                 Carl L. Smith
             355 Interstate Blvd., Sarasota, FL 34240 (941) 923-1949
    -----------------------------------------------------------------------
(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)


                                October 1, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 2332 4Q 10 3

1.  Name of Reporting Person:  Carl L. Smith

    S.S. or I.R.S. Identification No. of Above Person:   xxxxxxxxx

2.  Check the Appropriate Box if a Member of a Group:  [ ]

3.  SEC Use Only

4.  Source of Funds:  00

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): N/A

6.  Citizenship or Place of Organization:  United States

7.  Sole Voting Power:

8.  Shared Voting Power:

9.  Sole Dispositive Power:

10. Shared Dispositive Power:  -0-

11. Aggregate Amount Beneficially owned by Each Reporting Person: 0 Shares

12. Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares: N/A

13. Percent of Class Represented by Amount in Row (11): 0%

14. Type of Reporting Person:
    Chairman/ CEO - Director


Signature: After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  March 30, 2001


/s/ Carl L. Smith
===================================
    Carl L. Smith, CEO
    Signature/Title